EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change October 22, 2013
Item 3	News Release The news release dated October 22, 2013 was disseminated through Marketwire and filed on SEDAR on October 22, 2013.
Item 4
Summary of Material Change

Pretivm reported initial processing results for the material excavated from the Valley of the Kings Bulk Sample Program as well as further details on the status of the Bulk Sample Program.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm reported the initial processing results for the material excavated from the Valley of the Kings Bulk Sample Program (the “Program”) and provided further details on the status of the Program.

Results from Processing 426585E Cross-Cut

The preliminary mill results from the processing of the 2,167 tonnes of bulk sample material contained in the 426585E cross-cut are presented in Table 1 below:

Table 1: Cross-cut 426585E Preliminary Mill Results

Tonnes Milled (Dry)	Gold Ounces Gravity Concentrate	Gold Ounces Flotation Concentrate	Gold Ounces Tailings	Total Contained Gold Ounces	Total Contained Silver Ounces
2,167	94	174	13	281	532
Notes: Preliminary mill results are provided by Strategic Minerals LLC, operator of the mill, and are subject to final establishment of weights and assays and settlement.

Processing Continuing on Track

The processing of the excavated 10,000-tonne bulk sample is proceeding as planned at a rate of approximately 1,000 tonnes per week to produce gold/silver gravity and flotation concentrates. Processing of the 426555E cross-cut is underway and is expected to be completed this week, followed by the 426645E cross-cut.  A total of 4,000 ounces of gold were projected to be produced in total from the material excavated for the Program.

The amount of gold produced from the entire 10,000-tonne bulk sample will be used to reconcile the Valley of the Kings November 2012 Mineral Resource estimate (the “November 2012 Mineral Resource Estimate”), prepared by Snowden Mining Industry Consultants (“Snowden”).  Snowden, one of the world’s leading providers of technical consulting services, independent advice and technology solutions to the mining sector, was engaged by Pretivm to produce the November 2012 Mineral Resource Estimate and review and sign–off on the milling and processing component of the Program.

Sample Tower Results for 426585E Cross-Cut

Prior to resigning from the Program, Strathcona Mineral Services Ltd (“Strathcona”) provided to Pretivm preliminary assay results from the sample tower that included those for the 426585E cross-cut, which averaged 2.08 grams per tonne gold.  The assay results from the sample tower represent approximately 0.01% of the material excavated from the 426585E cross-cut.  Based on a dry weight for the 426585E cross-cut of 2,167 tonnes, a total of 145 ounces of gold were estimated by Pretivm to be contained within the 426585E cross-cut using the preliminary assay results from the sample tower.  Consultants from Strathcona, also one of the world’s leading providers of consulting services to the mining industry in Canada and internationally, were engaged in late 2012 as independent Qualified Persons to oversee the 10,000-tonne bulk sample and produce a report at the conclusion of the Program once all data, including the assay results from the sample tower and the 16,789 meters of completed underground drilling, had been compiled.

Preliminary figures from the processing of the 426585E cross-cut show the contained metal included 281 ounces of gold.  It is the opinion of both Pretivm and Snowden that there is a significant difference in the contained gold estimated by the selective sampling of the 426585E cross-cut by the sample tower and the actual contained gold determined by milling the total 2,167 tonnes of material excavated from the 426585E cross-cut (there is 94% more gold produced from the mill than was estimated from the sample tower results for the same material).  A related discussion on the sample tower component of the Program, Strathcona’s stated reasons for withdrawing from the Program, and Snowden’s response is set out below.

Cross-cut 426585E in Relationship to the November 2012 Valley of the Kings Mineral Resource Estimate

Snowden has advised Pretivm that the November 2012 Mineral Resource estimate is a bulk mining estimate, and that the grade of no single block should be used as a standalone estimate.  As a result, the actual contained gold within the entire 10,000-tonne bulk sample determined by processing needs to be reconciled against the contained gold predicted for the 10,000-tonne bulk sample using the estimated gold grade for the bulk sample area from the November 2012 Mineral Resource Estimate, which is estimated to be approximately 4,000 ounces.

Cross-cut 426585E in Relationship to the Mineable Stopes Defined by the Feasibility Study

A net smelter returns royalty (“NSR”) cut-off grade of $180/tonne of ore was used to define the mineral reserves for the Brucejack Project Feasibility Study (see Pretivm’s news release dated June 11, 2013) at base case prices of $1,350 gold, $20 silver and US$:C$ at par. The $180 NSR provided a minimum $23.54 operating margin for Feasibility Study operating costs of C$156.46/tonne milled.

For a level plan view of the bulk sample area with Feasibility Study stope shapes see attached (Schedule “A”).

The 426585E cross-cut excavation cuts through portions of three Feasibility Study stopes (the “426585E Stopes”).  The tonnage processed and the grade of the gold and silver produced from the material excavated from the 426585E development going through these stopes was estimated to be 1,451 tonnes grading 4.6 grams per tonne gold and 6.8 grams per tonne silver, based on the preliminary mill results estimated for the 426585E Stopes. The value of the gold and silver produced from the 426585E Stopes was estimated to be $204.03/tonne at Feasibility Study base case metal prices providing an operating margin of $47.57/tonne over Feasibility Study operating costs.

Strathcona’s Withdrawal from the Program

As stated above, consultants from Strathcona were engaged in late 2012 as independent Qualified Persons to oversee the 10,000-tonne bulk sample and produce a report at the conclusion of the Program once all data, including the assay results from sample tower and the 16,789 meters of completed underground drilling, had been compiled. The report was expected to reconcile the assay results from the sample tower against a local resource estimate prepared by Snowden based on the Program drilling, which would provide an empirical grade prediction variance for a stope-sized tonnage that could be related to and used for resource classification.  Strathcona’s report on the Program was expected in early 2014.

Strathcona withdrew from the Program on October 8, 2013 before any results from the processing of the bulk sample were available.  In withdrawing from the Program, Strathcona advised Pretivm that “…there are no valid gold mineral resources for the VOK Zone, and without mineral resources there can be no mineral reserves, and without mineral reserves there can be no basis for a Feasibility Study.”  They also advised that “…statements included in all recent press releases [by Pretivm] about probable mineral reserves and future gold production [from the Valley of the Kings zone] over a 22-year mine life are erroneous and misleading.” Snowden maintains its stance that the November 2012 Mineral Resource Estimate remains valid, and has taken steps to involve a third party peer review in its up-coming mineral resource update.

In addition, Strathcona advised that “The infrequent high-grade intercepts reported in the press releases have been shown in the underground exposures of the bulk sample program to usually be of very narrow width (0.5 meters) and associated with narrow geological structures that occasionally have mineable continuity as in the case of the Cleopatra Vein.”  The results from Valley of the Kings Program drilling have been, from the outset, consistent with results from prior exploration drilling in the Valley of the Kings. Drilling has frequently intersected extreme grade mineralization over narrow widths, with 47 intersections grading greater than 1,000 grams of gold per tonne from underground drilling (on average there is one in every 550 meters of 2013 drilling) and 125 intersections in total to date grading greater than 1,000 grams of gold per tonne for the Valley of the Kings. The Program was initiated, amongst other reasons, to determine the bulk mineability of the Valley of the Kings mineralization. These reasons and the form of mineralization were discussed with Strathcona prior to their engagement.

When it withdrew, Strathcona advised Pretium that it had previously asserted similar views critiquing the Snowden resource model for the Valley of the Kings, accompanied with “recommendations” for public disclosure of the preliminary bulk sample data supporting their conclusions.  At one point, these assertions, conclusions and “recommendations” were made on the basis of approximately 20% of the underground drilling results, no assay results from the sample tower and no results from production.

Snowden has consistently and repeatedly advised in response to all comments from Strathcona that the true test of the resource estimate will only come from the reconciliation results between the ultimate grade of the bulk sample (as defined by produced metal and metal accounting) and the grade of the resource estimate for the same volume.  Strathcona resigned before Snowden had an opportunity to formally respond to their assertions.

Both Pretivm’s management and Snowden share a number of significant concerns with respect to Strathcona’s conclusions.  They contend that the Strathcona conclusions are based on: (a) the interpretation of preliminary data, (b) the interpretation of too few data, and (c) the incorrect interpretation and application of preliminary local data for comparison to the resource estimate model.  Pretivm management and Snowden also share significant concerns that the sampling tower approach for the Valley of the Kings deposit may be flawed.

Snowden’s Response

Given the heterogeneous nature of the Valley of the Kings mineralization, Snowden has consistently advised Pretivm that the entire 10,000-tonne bulk sample needs to be processed prior to completing a reconciliation that can be considered robust.  Dr. Simon Dominy of Snowden is reviewing the sample theory underlying Strathcona’s sampling protocols for the sample tower and will be providing a formal expert opinion to Pretivm.  Dr. Dominy has noted that he concurs with the current approach of submitting the entire bulk sample (as batches) for full processing through the Montana plant, and has advised that such an approach is always the best route to fully evaluate bulk samples and/or trial mining parcels.

Dr. Dominy has provided a preliminary report to Pretivm that covers several areas of consideration for the evaluation of the design of the sampling Program.  This includes the appropriate application of mineralisation characterization study, and the difficulties in achieving representative samples in a high-nugget coarse gold environment.

Dr. Dominy is a dual qualified mining geologist-engineer with 25 years of experience, across mine operations, academic research and consulting. He has an extensive global track-record of auditing, designing and managing gold sampling and assaying programmes. He is a leader in the sampling of coarse gold deposits, and consulted, lectured and published widely on the topic. Recent sampling assignments have included: audits and reviews; integrated studies of ore characterisation, gold deportment and metallurgical testing; sample size determination; sample protocol design and optimisation; the application of the Theory of Sampling; metallurgical plant sampling; metallurgical sampling; and grade control systems. He also has extensive practical experience in surface and underground bulk sampling/trial mining programme design, planning, management and interpretation.

Pretivm’s Position

Pretivm maintains that it conceived of the Valley of the Kings bulk sample excavation and associated work as an opportunity to compile and analyze all the possible data which could be generated by a multi-tiered exploration program constrained by the proscribed legislated limit of a 10,000-tonne excavation.  Integral to the Program design is the element of corroboration and assimilation for all input data to ensure that any analysis of the deposit will result in robust conclusions about the nature and the extent of the gold mineralization in the Valley of the Kings.  It was on this basis that it engaged Strathcona and Snowden, two well-regarded firms, to fulfill their roles as independent experts and act in collaboration on the Program.

"We are disappointed by Strathcona’s decision to withdraw prematurely from the bulk sample program,” said Robert Quartermain, Pretivm’s Chief Executive Officer.  “We are satisfied with the results of the initial bulk sample processing, and are confident that the results from the mill will provide the conclusive outcome that our investors expect. The underground drilling and associated development to date has demonstrated that the Valley of the Kings deposit contains significant high-grade gold mineralization.”

Independent Qualified Persons from Snowden are responsible for the review and sign–off of the milling and processing component of the Program, and will issue a final report on its completion.

As previously disclosed, the total amount of gold and silver produced by the mill will be reported on the completion of processing. An updated Mineral Resource estimate for the Valley of the Kings incorporating all 2013 underground and surface drilling and milling results will be prepared following the receipt of all assay data. The updated resource estimate will incorporate learnings from the bulk sample evaluation as well as from additional drilling completed during the underground program so that the confidence and the robustness of the mineral resource estimate can be maximised.

Ivor Jones (FAusIMM(CP)) of Snowden is an independent Qualified Person, as defined by National Instrument 43-101 and is responsible for the resource evaluation at the Project.  Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person responsible for the Bulk Sample Program processing and Feasibility Study.  Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person responsible for the Brucejack Project exploration program. The information in the press release of October 22, 2013 which relates to the Brucejack Project has been reviewed and approved for release by Messrs Chang, McNaughton and Jones, and they have consented to the inclusion of the information in the press release in the form and context in which it appears.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 22nd day of October, 2013

Schedule “A”

540E XC
570E DDS
555E XC
585E XC
600E XC
Cleo Drift
630E DDS
615E-L
645E XC
615E XC
645E-N
660E-N

FEASIBILITY STUDY STOPE OUTLINE (1345L)

10,000 T BULK SAMPLE ROUNDS

DOMAIN 20 – SEP 2013

CLEOPATRA VEIN

PRETIVM

1600 – 570 Granville St.
Vancouver, BC V6C 3P1
Canada
(604) 558-1784

PRETIUM RESOURCES INC.

BRUCEJACK PROJCT

VALLEY OF THE KINGS BULK SAMPLE PROGRAM

1345 LEVEL PLAN

SURVEY CURRENT AS OF 16-OCT-2013

K/T | 16-OCT-13